SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

PARKERVISION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

701354102

(CUSIP Number)

Jeffrey L. Parker
ParkerVision, Inc.
7915 Baymeadow Way, Suite 400
Jacksonville, Florida 32256
(904) 737-1367

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J-Parker Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J-ParkerCo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18145M 109	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,072,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,072,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,072,584
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jeffrey L. Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 852,876
	8	SHARED VOTING POWER 2,238,698
	9	SOLE DISPOSITIVE POWER 852,876
	10	SHARED DISPOSITIVE POWER 2,238,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,574
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 13 Pages

This Amendment No. 6 (“Amendment No. 5”) amends the Schedule 13D (“Schedule 13D”) filed by J-Parker Family Limited Partnership (“J-PFLP”), J-ParkerCo., Inc. (“J-General Partner”), the Family Trust (“Family Trust”), Deborah Parker (“D. Parker”) and Jeffrey L. Parker (“Parker”) with respect to ownership of the common stock, par value $0.01 per share (“Common Stock”), of ParkerVision, Inc., a Florida corporation (the “Issuer”).  J-PFLP, J-General Partner, the Family Trust, D. Parker and Parker are collectively referred to as the “Reporting Persons.”  This Schedule 13D, as previously filed, remains unchanged except as supplemented by or inconsistent with the following.

The percentage of beneficial ownership reflected in this Schedule 13D, as amended, is based upon 78,077,737 shares of Common Stock outstanding as of July 16, 2012.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D, as amended, relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.

Item 2.	Identity and Background.

J-PFLP’s business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-PFLP is a limited partnership organized and existing under the laws of Nebraska. Parker is the general partner of J-PFLP. The principal business of J-PFLP is to hold certain shares of the Issuer’s Common Stock owned by Parker.

J-General Partner’s business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-General Partner is a corporation organized and existing under the laws of Nebraska. The principal business of J-General Partner is to act as the sole general partner of J-PFLP. J-General Partner owns 1% of J-PFLP and was formed, and is 100% owned, by Parker. Parker is the President and sole Director of J-General Partner.

Family Trust’s business address is located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. Family Trust, of which Parker serves as the trustee, is a trust existing under the laws of Florida. Family Trust holds shares of the Issuer’s Common Stock for the benefit of Parker’s dependents.

D. Parker’s address is 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.  D. Parker is a citizen of the United States.

Parker’s business address is located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. Parker is the Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is engaged in the design, development and sale of wireless radio frequency technologies. Parker is a citizen of the United States.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a

CUSIP No. 18145M 109	SCHEDULE 13D	Page 8 of 13 Pages

judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On each of May 31, 2009, August 31, 2009, November 30, 2009, February 28, 2010, June 1, 2010, August 31, 2010, November 30, 2010, February 28, 2011, and May 31, 2011, Parker received 6,250 shares of Common Stock upon the vesting of installments of time-based restricted stock units awarded on June 4, 2008.  Parker used no funds to acquire such shares.  Of the shares of Common Stock that vested on May 31, 2011, 1,654 shares were withheld by the Issuer at the then-market price of $0.86 to cover the resulting tax liability.  In addition, on June 4, 2011, Parker received 75,000 shares of Common Stock upon the cliff vesting of restricted stock units awarded on June 4, 2008.  Of the shares of Common Stock that vested on June 4, 2011, 19,838 shares were withheld by the Issuer at the then-market price of $0.77 to cover the resulting tax liability.

On July 7, 2010, Parker and D. Parker, as joint tenants in common, transferred by gift 100,000 shares of the Issuer’s Common Stock to various unaffiliated third parties.  On the same date, Parker transferred by gift 14,466 shares of the Issuer’s Common Stock to various unaffiliated third parties; J-Parker Family Limited Partnership transferred by gift 11,400 shares of the Issuer’s Common Stock to various unaffiliated third parties; and Family Trust transferred by gift 75,000 shares of the Issuer’s Common Stock to various unaffiliated third parties.

Between September 3, 2010 and September 13, 2010, Parker purchased an aggregate of 13,800 shares of the Issuer’s Common Stock through his ParkerVision 401(K) Plan at prices ranging from $0.81 to $0.93 per share (or an average of $0.90 per share), for an aggregate purchase price of approximately $12,400.  On April 21, 2011, Parker purchased an aggregate of 65,110 shares of the Issuer’s Common Stock through his ParkerVision 401(K) Plan at prices ranging from $0.61 to $0.66 per share (or an average of $0.63 per share), for an aggregate purchase price of approximately $41,000.

On June 10, 2011, Parker transferred by gift an aggregate of 60,000 shares of the Issuer’s Common Stock to his three minor children over which Parker disclaims ownership and 16,000 shares of the Issuer’s Common Stock to various unaffiliated third parties.

On October 17, 2011, pursuant to the Issuer’s 2011 Long Term Incentive Equity Plan, the Issuer granted to Parker 1,000,000 share options.  The share options have an exercise price of $0.89 per share, vest in twelve equal quarterly installments beginning January 15, 2012, and expire on October 15, 2018.

On July 16, 2012, pursuant to the Issuer’s 2011 Long Term Incentive Equity Plan, the Issuer granted to Parker 300,000 restricted stock units and 600,000 share options.  The restricted stock units vest in one installment on July 15, 2015.  The share options

CUSIP No. 18145M 109	SCHEDULE 13D	Page 9 of 13 Pages

have an exercise price of $2.83 per share, vest in twelve equal quarterly installments beginning October 15, 2015, and expire on July 15, 2019.  Parker used no funds to acquire the restricted stock units or share options.

Item 4.	Purpose of Transaction.

(i)           The Reporting Persons acquired the securities described above for investment purposes.  The Reporting Persons may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Parker holds options to purchase 1,933,491 shares of Common Stock (of which 583,481 are currently exercisable or will become exercisable in the next 60 days) and restricted stock units representing the right to receive 300,000 shares of Common Stock (none of which will vest in the next 60 days), issued pursuant to the Issuer’s 2000 Performance Equity Plan and 2011 Long Term Equity Incentive Plan, as follows:

Type of Award	Number of Shares of Common Stock Underlying Unexercised Portion of Award	Vested and Unexercised or Vesting Within 60 Days	Expiration Date	Exercise Price
Stock Option	75,000	75,000	August 9, 2012	$5.77
Stock Option	10,908	10,908	December 20, 2012	$8.91
Stock Option	7,583	7,583	May 3, 2013	$9.80
Stock Option	90,000	90,000	October 12, 2013	$8.81
Stock Option	37,500	37,500	February 15, 2014	$9.89
Stock Option	37,500	37,500	May 15, 2014	$10.82
Stock Option	37,500	37,500	August 15, 2014	$12.30
Stock Option	37,500	37,500	November 15, 2014	$10.36
Stock Option	1,000,000	249,990	October 15, 2018	$0.89
Stock Option	600,000	N/A	July 15, 2019	$2.83
Restricted Stock Units	300,000	N/A	N/A	N/A

(ii)           At the date of this Schedule 13D, as amended, the Reporting Persons, except as set forth in this Schedule 13D, as amended, and consistent with Parker’s position as Chairman of the Board and Chief Executive Officer of the Issuer, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 18145M 109	SCHEDULE 13D	Page 10 of 13 Pages

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

J-PFLP is the beneficial owner of 37,000 shares of Issuer’s Common Stock, representing 0.05% of the total shares outstanding.  J-PFLP has shared voting and dispositive power over these shares as described below.  During the last 60 days, J-PFLP has not engaged in any transactions in the Issuer’s Common Stock.

J-General Partner is the beneficial owner of 37,000 shares of the Issuer’s Common Stock, representing 0.05% of the total shares outstanding.  J-General Partner, in its capacity as the sole general partner of J-PFLP, controls J-PFLP.  Accordingly, J-General Partner is the beneficial owner of the shares held by J-PFLP.  J-General Partner has shared voting and dispositive power over the shares as described below.  During the last 60 days, J-General Partner has not engaged in any transactions in the Issuer’s Common Stock.

Family Trust is the beneficial owner of zero shares of the Issuer’s Common Stock, representing zero percent of the total shares outstanding.  Family Trust has shared voting and dispositive power over these shares as described below.  During the last 60 days, Family Trust has not engaged in any transactions in the Issuer’s Common Stock.

D. Parker is the beneficial owner of 2,072,584 shares of the Issuer’s Common Stock, representing 2.65% of the total shares outstanding.  D. Parker owns such shares as joint tenant in common with Parker and consequently shares voting and dispositive power over such shares with Parker.  During the last 60 days, D. Parker has not engaged in any transactions in the Issuer’s Common Stock.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 11 of 13 Pages

Parker is the beneficial owner of 3,091,574 shares of the Issuer’s Common Stock, representing 3.93% of the total shares outstanding. This amount represents (i) 37,000 shares held by J-PFLP, (ii) 2,072,584 shares of the Issuer’s Common Stock held by Parker and D. Parker as joint tenants in common, (iii) 129,114 shares of the Issuer’s Common Stock owned of record by Parker’s three minor children over which Parker disclaims ownership, (iv) 190,485 shares of the Issuer’s Common Stock held directly by Parker, (v) 78,910 shares of the Issuer’s Common Stock held indirectly by Parker through his ParkerVision 401(K) Plan, and (vi) 583,481 shares of the Issuer’s Common Stock issuable upon the exercise options held by Parker that are currently exercisable or will become exercisable within 60 days.  This amount does not include 1,350,010 shares of the Issuer’s Common Stock issuable upon exercise of options held by Parker that are not currently exercisable and will not become exercisable within 60 days and 300,000 shares of the Issuer’s Common Stock issuable upon the vesting of restricted stock units that will not vest within 60 days.  This amount also does not include 270,272 shares of common stock which are held in an irrevocable trust for the benefit of Parker's dependents.  Parker is not the trustee of such trust and does not otherwise possess any power to vote or dispose of the shares of common stock held by such trust.

Parker, who owns 98.89% of the limited partnership interests of J-PFLP and 100% of the capital stock of J-General Partner and is the President and sole Director of J-General Partner, controls J-General Partner and J-PFLP.  Accordingly, Parker is deemed to be the beneficial owner of the 37,000 shares held by J-PFLP and J-General Partner.  As a result of Parker’s control of J-General Partner and J-PFLP, Parker ultimately has sole voting and dispositive power over the shares held by J-PFLP, although it is nominally shared with J-PFLP as the record owner of the shares, and with J-General Partner which, as sole general partner, controls J-PFLP.  Parker also has shared voting and dispositive power over the 2,072,584 shares held with D. Parker as joint tenants in common and over the 129,114 shares held by his minor children.  Accordingly, Parker is deemed to be the beneficial owner of such shares.  Parker has sole voting and dispositive power over the remaining 269,395 shares and 583,481 shares of the Issuer’s Common Stock issuable upon the exercise options held by Parker that are currently exercisable or will become exercisable within 60 days.

During the last 60 days, Parker engaged in the transactions in the Issuer’s Common Stock described under Item 3 and such description is incorporated herein by reference.

On September 14, 2011, upon the Issuer’s sale of 7,800,000 newly issued shares to two institutional investors in a registered direct offering, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into the following agreements with respect to the securities of the Issuer:

CUSIP No. 18145M 109	SCHEDULE 13D	Page 12 of 13 Pages

(i)           Parker entered into stock option agreements reflecting the stock options referenced in Items 3, 4 and 5 above.  The description of such agreements under Item 3 is incorporated herein by reference.  The stock option agreements are listed under Item 7 below.

(ii)           Parker entered into restricted stock unit agreements reflecting the restricted stock units referenced in Items 3, 4 and 5 above.  The description of such agreements under Item 3 is incorporated herein by reference.  The restricted stock unit agreements are listed under Item 7 below.

Item 7.	Material to be filed as Exhibits.

1.	Amended Joint Filing Agreement*.

2.	Standard Form of Employee Option Agreement (incorporated by reference from Exhibit 4.11 of Issuer’s Annual Report on Form 10-K for the period ended December 31, 2006).

3.	Standard Form of Restricted Stock Unit Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K, filed on June 6, 2008).

* previously filed

CUSIP No. 18145M 109	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2012

J-PARKER FAMILY LIMITED PARTNERSHIP

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Partner

J-PARKERCO, INC.

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
President

FAMILY TRUST

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Trustee

/s/ Deborah Parker
Deborah Parker

/s/ Jeffrey L. Parker
Jeffrey L. Parker